EXHIBIT 99.2

REPORT ON VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the voting results on the items of business submitted at the Annual General and Special Meeting of Shareholders (the “Meeting”) of Ero Copper Corp. (“Ero” or the “Company”) held on June 29, 2026 in Vancouver, British Columbia. Each item of business voted upon at the Meeting is described in detail in the Management Information Circular dated May 8, 2026 (the “Circular”), which is available on the Company’s website (www.ero.com), on SEDAR+ (https://www.sedarplus.ca/home/) and on EDGAR (www.sec.gov).

Common Shares represented at the Meeting:	86,534,152
Total issued and outstanding Common Shares as at May 4, 2026 (Record Date):	104,277,968
Percentage of issued and outstanding Common Shares represented:	82.98%

1.	Election of Directors

Each of the ten nominees in the Circular were re-elected as directors of the Company for the ensuing year, and the outcome of the vote by ballot was as follows:

Director Nominee	Number of Common Shares Voted		Percentage of Votes Cast
	For	Withheld	For	Withheld
David Strang	74,367,868	917,666	98.78%	1.22%
Makko DeFilippo	75,049,140	236,394	99.69%	0.31%
Jill Angevine	73,941,527	1,344,007	98.21%	1.79%
Lyle Braaten	73,783,377	1,502,157	98.00%	2.00%
Steven Busby	73,781,073	1,504,461	98.00%	2.00%
Dr. Sally Eyre	74,158,626	1,126,908	98.50%	1.50%
Robert Getz	73,466,792	1,818,742	97.58%	2.42%
Chantal Gosselin	72,932,160	2,353,373	96.87%	3.13%
Faheem Tejani	74,371,545	913,988	98.79%	1.21%
John Wright	74,495,541	789,992	98.95%	1.05%

2.	Appointment of Auditor

KPMG LLP, Chartered Professional Accountants, was re-appointed as the auditor of the Company for the ensuing year, and the directors of the Company were authorized to fix the remuneration to be paid to the auditor, and the outcome of the vote by ballot was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Withheld	For	Withheld
84,342,985	2,191,167	97.47%	2.53%

3.	Certain Matters Relating to the Stock Option Plan

The Company’s Amended and Restated Stock Option Plan, including amendments thereto, and the unallocated options issuable thereunder was authorized and approved, and the outcome of the vote by ballot was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
71,999,766	3,285,767	95.64%	4.36%

4.	Certain Matters Relating to the Share Unit Plan

The Company’s Amended and Restated Share Unit Plan, including amendments thereto, and the unallocated units issuable thereunder was authorized and approved, and the outcome of the vote by ballot was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
60,477,345	14,808,187	80.33%	19.67%

5.	Advisory Vote on Executive Compensation

The non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation as described in the Circular was approved, and the outcome of the vote by ballot was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
74,265,004	1,020,529	98.64%	1.36%

Dated this 29th day of June, 2026.

ERO COPPER CORP.

“Deepk Hundal”

Deepk Hundal
Executive Vice President, General Counsel and Corporate Secretary